August 29, 2008

Via EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, DC 20459-7010

Re:	Praxair, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007 filed February 27, 2008

Definitive Proxy Statement on Schedule 14A filed March 3, 2008

File No. 001-11037

Dear Ms. Long:

In the following responses to your letter dated August 22, 2008, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your request for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2488 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. White
Matthew J. White
Vice President and Controller

Annual Report on Form 10-K

Item 1A. Risk Factors, page 6

1. Comment: In future filings, for each risk factor please include a sub-caption in the form of a complete sentence that adequately describes the risk. Please see Item 503(c) of Regulation S-K.

Response: In future filings, effective with the December 31, 2008 Form 10-K, we will expand our sub-captions to be in the form of complete sentences that describe the risk.

Exhibit 13.01

Non-GAAP Financial Measures, page 73

2. Comment: In future filings, if you include non-GAAP financial measures, please provide a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In this regard, it is not sufficient, for example, simply to state that management believes that a measure is appropriate. Please see Item 10(e)(1)(i)(C) of Regulation S-K.

Response: In future filings, we will expand our disclosures to more fully explain the reasons why we believe the reported non-GAAP financial measures provide useful information to investors and other interested parties relating to operating performance and financial condition/liquidity.

Proxy Statement for 2008 Annual Meeting

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Benchmarking, page 26

3. Comment: In future filings, please identify by the name the companies that constitute the “Practices Tracking Group” if your Compensation Committee continues to use this sub-group for compensation benchmarking. Please see Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, we will expand our disclosures to identify the companies that constitute the “Practices Tracking Group” if the Compensation Committee uses such a sub-group for compensation benchmarking.

Individual NEO Factors, page 27

4. Comment: We note your statement that the performance of your executive officers was evaluated in part against your “Performance Management System.” In future filings, please identify and describe this system to the extent that it continues to be material to an understanding of your compensation policies and decisions. Please see Instruction 3 to Item 401(b) of Regulation S-K.

Response: In future filings, we will expand our disclosures to describe the Company’s Performance Management System if it continues to be material to an understanding of our compensation policies and decisions.

Elements of Direct Compensation for Executive Officers, page 28

Annual Performance-Based Variable Compensation, page 28

5. Comment: In future filings, please provide an illustration of the operation of your system for determining the amount of annual performance-based variable compensation.

Response: In future filings, we will provide an illustration of our methodology for determining the amount of annual performance-based variable compensation.

2007 Results and Payout Based on Performance, page 30

6. Comment: We note your statement that the Compensation Committee “applied an individual performance adjustment to the payout for each NEO determined by the financial and non-financial measures.” In future filings, if such adjustments are disclosed, please indicate whether they were increases or decreases. Please see Item 402(b)(2)(vi) of Regulation S-K.

Response: In future filings, if individual performance adjustments to the payout for each NEO are disclosed, we will expand our disclosures to indicate whether they were increases or decreases.

3